Exhibit 99.4

Almacenes Éxito S.A.

Consolidated Financial Results 4Q/FY24

Envigado, Colombia, February 26th, 2024 - Almacenes Éxito S.A. (´Grupo Éxito´ or ´the Company´) (BVC: ÉXITO / ADR: EXTO / BDR: EXCO32) announced its results for the fourth quarter and full year period ended December 31, 2024 (4Q24 and FY24). All figures expressed in millions (M) or billion (B) of Colombian Pesos (COP) unless otherwise stated and expressed in long scale (COP B represent 1,000,000,000,000). Consolidated data include results from Colombia, Uruguay and Argentina, and eliminations.

The recurring EBITDA performance in 2H24 offset 1H24 result and led to a +2.0% yearly growth excluding FX

Key Business Highlights

Financial Highlights

●	Consolidated Net Revenue reached COP $6.3 B during 4Q24, an increase of +3.8% when excluding FX effect (+16.1% in COP, base affected by devaluation in Argentina in 2023 where 4Q23 results included negative top line values and consolidated performance was affected). Net Revenue grew by +3.6% in COP to COP $21.9 B (+6.0% when excluding FX) during 2024 supported by the strong performance of our operations in Uruguay, the resilient retail performance in Colombia, and the positive results from the real estate business.

●	Gross Profit reached COP$1.6 B during 4Q24 to a 25.8% margin as percentage of Net Revenue (+47bps) and reflected advances in commercial strategy and efficiency plan implemented allowed reduce full year gap. Gross profit reached COP $5.5 B during 2024 (+2.0% in COP, +5.3% excluding the FX effect) to a 25.3% margin (-40 bps), reflecting strong commercial strategy in Colombia and inflationary pressures in Argentina.

●	Recurring EBITDA[1] reached COP $638,210 M during 4Q24 to a 10.1% margin (+42 bps) boosted by expenses dilution and margin improvement in Colombia and Uruguay. Recurring EBITDA[1] reached COP $1.6 B during 2024 to a 7.4% margin as percentage of Net Revenue (+2.0%when excluding FX) as a result of a changing trend in Colombia during 2H24, solid performance in Uruguay and expenditures efficiencies across the region.

●	Net Result was an income of COP $ 146,117 during 4Q24 and reflected operational improvement of retail operations from Colombia and Uruguay partially offset by operating performance in Argentina. During 2024, Net Result reached COP $54,786 M as a result of positive effect of TUYA share of profit, pressures by the combination of slowdown in consumption across the region, macroeconomic adjustments in Argentina and higher non-recurring expenses in Colombia.

●	EPS[2] was COP $42.2 per common share in 2024 (vs. the COP $97.1 reported in 2023).

Operating Highlights

●	Consolidated CAPEX as of 2024 reached COP $331,958 M, 74% focussed on expansion (retail and real estate), innovation, omni-channel, and digital transformation activities.

●	LTM store expansion[3]: 35 stores (Col 31, Uru 3, Arg 1) to a total of 623 stores, 1.04 M sqm. Expansion strategy in Colombia focused on store conversions to Éxito and Carulla banners.

●	Omni-channel sales grew by 7.8% at consolidated level and reached a 11.4% share on total sales (Col 14.7%, Uru 3.0%, Arg 2.8%) during 2024.

(1)	Recurring EBITDA refers to Earnings before Interest, Taxes, Depreciation and Amortization adjusted by other non-recurring operational income (expense).

(2)	EPS considers the weighted average number of outstanding shares (IAS 33), corresponding to 1,297,864,359 shares. (3) Expansion from openings, reforms, conversions, and refurbishments.

Corporate Governance

●	On October 8 and December 10, shareholders received the third and the fourth installment of dividend payment in Colombia equivalent to COP $25,193,140,406 each, in accordance with the profit distribution proposal approved by the General Shareholders’ Meeting at its ordinary meeting held on March 21, 2024.

●	On December 16, the scope of two vice-presidencies (Executive and Retail) is now assumed directly by the General Management

●	On December 20, the Board of Directors approved: (i) voluntarily delist its American depositary shares (“ADSs”), from the New York Stock Exchange (the “NYSE”); and (ii) deregister the Company’s securities under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Events after the reporting period

●	On January 21, ADRs delisting process was completed following the Company’s strategy to concentrate its float in the Colombian market, which is its natural market, to increase the liquidity of its stock and maximize the return to all its shareholders.

●	On February 14, the Board of Directors approved to voluntarily delist its Brazilian depositary receipts (“BDRs”), from the Brazilian Stock Exchange (the “B3”)

I.	Consolidated Income Statement

Note: Consolidated data include results from Colombia, Uruguay and Argentina, eliminations, and the FX effect of 11.9% at Net Revenue and -5.4% at Recurring EBITDA during 4Q24 and of -2.3% and -2.8%, respectively, during 2024. Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non-recurring operational income (expense). Adjusted EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization plus Associates & Joint Ventures results. EPS considers the weighted average number of outstanding shares (IAS 33), corresponding to 1,297,864,359 shares.

II.	Net Revenue Performance

Consolidated Net Revenue grew by +3.8 when excluding FX effect (+16.1% in COP, base affected by devaluation in Argentina in 2023 where 4Q23 results included negative top line values and consolidated performance was affected) to COP $6.3 B during 4Q24 and increased by +6.0% when excluding FX effect (+3.6% in COP) to COP $21.9 B during 2024 compared to 2023.

Consolidated Retail Sales grew by +15.5% (+3.3% excluding FX effect) and totalled COP $6.3 B during 4Q24, while SSS grew by +3.7%. Performance reflected retail sales growth in local currencies in Uruguay (+6.1% excluding FX effect) and Colombia (+4.1%) partially compensates the performance in Argentina (-9.6% excluding FX effect) affected by higher devaluation on the base and slowdown in consumption. In Colombia, retail sales had the best quarter of the year, growing +4.1% during 4Q24, benefited by food performance and non-food recovery.

Consolidated Retail Sales increased by +3.2% (+5.6% excluding FX effect) and totalled COP $20.9 B during 2024 and SSS grew by 4.0% compared to the same period of last year.

Omni-channel continued contributing to sales performance and grew +7.8% during the year. Omni-channel share on sales was 11.4% during 2024. The LTM store expansion1 of 35 stores (Col 31, Uru 3, Arg 1) also contributed to Retail Sales performance.

Consolidated Other Revenue increased by +29.3% (+14.0% excluding FX) during the 4Q24 and grew 13.4% (+14.4% excluding FX) during 2024, thanks to the performance of the Real estate business.

Notes: Data in COP at consolidated level includes a -1.8% FX effect in Uruguay and -429.4% in Argentina at Net Revenue, during 4Q24, and -9.1% FX effect in Uruguay and -9.5% in Argentina, during 2024, calculated with the closing exchange rate.

(1)	Expansion from openings, reforms, conversions, and refurbishments.

Colombia: In 4Q24, Operation in Colombia posted Net revenue growth of 4.7%, to COP $4.7 billion, confirming the positive trend seen during the second half of the year. Net Sales evolution (+4.1% and +4.4% in SSS vs 4Q23) being the best quarterly performance of the year derived from the solid performance of food category which by grew +3.3% in line with food inflation as well as non-food category at +5.8% with a recovery trend driven by entertainment (+7.1% in 4Q24). Besides, net sales benefited from the strong growth of omni-channel (+12.3%) and contribution of on the retail sales at 14.6% of share. The Colombia operation represented over 75% of the consolidated Net revenue during 4Q24.

In 2024, Net Revenue grew by 2.7% compared with last year and +2.9% when excluding the higher non-recurring base from development fees of real estate and property sales. Net Sales in the country grew by 2.2% (SSS at 2.0%) and reached COP $15.3 billion, explained by (i) a consistent food category performance (+3.6% vs 2023 above national food inflation) resulting from a newly commercial proposal offering the best alternatives to customers during daily purchases, (ii) a strong yearly omni-channel CAGR +11.8% between 2020 and 2024, (iii) the 31 stores opened, converted and reformed in the last 12 months. Colombia contributed to 74% of yearly consolidated Net revenue.

YTD Retail Sales showed a positive performance despite macroeconomic challenges in the country. Inflation continued its downward trend, dropped to 5.2% from 9.28% y/y and food inflation to 3.31% vs 5.0% y/y, however the Internal food inflation was 0.88 p.p. below the national level. Unemployment decreased to 9.1% in Dic-24 (vs 10.0% y/y) and consumption is recovering. Even though the Consumer Confidence Index landed at -3.4%, it improved +13.9 points vs December 2023, due to an improved economic expectation in a year (+9.4 points) and a better perception of the current economic situation (+20.7 points), the consumer is more inclined to acquire durable goods, real estate and vehicles than last year.

Note: SSS in local currency, include the effect of conversions and exclude the calendar effect of -1.4% in 4Q24 and -0.8% in 2024 in Colombia (-1.8% and -1.1% in Éxito, -0.0% and 0.2% in Carulla and -0.2% and 0.2% in LC segments, respectively in 4Q24 and 2024). (1) The segment includes Retail Sales from Surtimax, Super Inter and Surtimayorista brands, allies, institutional and third-party sellers, and the sale of property development projects (inventory) of $20.3K during 4Q24 and COP $23.1K during 2024 vs $2.1K during 4Q23 and $49.4K in 2023.

Other Revenue grew by 17.4% during 4Q24 and 11.0% during 2024, resulted from complementary businesses contribution along the year, mainly explained by the recurring income from the Real Estate (+10.7% in 2024).

The Éxito segment represented 69% of the sales mix in Colombia during 4Q24 and 68% in 2024. The food category +3.9% in 4Q24 continued drove the segment’s result, driven by high single digit growth (+8.4%) in Fresh, as well as non-food best performing quarter at +4.6% growth achieving the full year sales at the same level of last year (-0.1% vs 2023) in this category. The 34 Éxito WOW stores represented 37.5% on the segment’s sales during 4Q24 and 37.6% in 2024. Two openings, 10 conversions and two reforms during FY24.

The Carulla segment represented 17% of the sales mix in Colombia during 4Q24 and 2024. The best-performing segment along the year benefited by (i) food category at double digit growth (+10.9% vs 4Q23) driven by double digit growth in FMCG +12.4% in 2024, this result drove the full year performance at +8.6% growth in food category, (ii) omnichannel share of 28.4% on the segment´s sales and sales grew by +25% vs 2023, and (iii) the 31 Fresh Market stores represented a 60% share on the segment´s sales during 4Q24 and 62.2% in full year. One opening, 15 conversions and one reform in the last 12 months also contributed to the performance.

The low-cost & other segment which includes Super Inter, Surtimax and Surtimayorista banners, allies, institutional sales, third-party sellers, the sale of property development projects (inventory) and other, represented 14% of the sales mix in 4Q24 and 15% during the year. The segment´s performance was favoured by Food sales in the B2B with a +2.7% growth in 4Q24 and +4.9% in FY24. The strategies implemented in the segment aiming to stores’ profitability focus on the best of each banner’s value proposition at low-cost stores and the store portfolio optimization of underperforming stores. Annually figures reported $23.1K COP by sale of property development projects compared to $49.4K COP in 2023.

Omni-channel sales in Colombia (including websites, marketplace, home delivery, Shop&Go, Click&Collect, digital catalogues and B2B virtual, plus new channels ISOC and Midescuento), grew 12.3% versus 4Q23 and reached COP $654,500 M. Share on Retail Sales reached 14.6% (vs 13.5% in 4Q23), boosted by the growth of the food category (+11.9%, 13.5% share on food sales) and Non-food category (+12.9%, 16.8% share on non-food sales). During 2024, omni-channel sales reached COP$2.3 B (+6.5%, 14.7% share on Retail Sales) boosted by food sales (+11%, share 13.4%).

Main KPI’s outcome during 4Q24 and the 2024 when compared to the same period of last year, were as follows:

○	Orders: reached 6.1 M (+15% in 4Q24) and 23.5 M (+21%) during 2024.

○	E-commerce sales: reached COP $232,500 M during 4Q24 and COP $882,000 during 2024.

○	MiSurtii sales: reached COP $31,000 M (+24.3%) and grew sales by 39.1% to COP $110,000 M, 140,000 orders (-16.6%) during 2024.

○	Apps: sales of over COP $49,600 M (+9.4%) and reached COP $180,600 M (+26.6%) during 4Q24 and 2024 respectively; 729,000 orders (+27.2%) reached during 2024.

○	Rappi deliveries grew by 21% during 4Q24 and 26% during 2024.

○	Marketplace sales: increased by 32.1% during 4Q24 and 3.2% during 2024.

○	Turbo: orders grew 28.6% during 4Q24 and reached a 61.2% share on sales through Rappi.

Uruguay: Uruguay contributed with 17.8% of consolidated Retail Sales during 4Q24 and 18.6% during 2024. Last-12-month inflation as of December was of 5.5% (vs 5.1% in December 2023) and the food component grew by 5.3% during the last-12-months. The Uruguay operation grew its Retail Sales by 6.1% and by 5.8% in terms of SSS, in local currency. During the quarter the first stand alone in Montevideo was opened and the “Roosvelt Park” and “Parada 5” stores were reformed.

During 2024, net sales and SSS grew +5.8% and +4.4% respectively, performance was above reported inflation boosted by commercial dynamic, by a stable political and economic environment, the contribution from the 33 Fresh Market stores (+5.2% growth vs 2023; 60.3% share on total sales during 2024).

The operation in Uruguay reported market share gains of 0.2 p.p. to 49.7% in terms of SSS as of December, according to Scentia, driven by: (i) the solid sales performance of all banners and (ii) the contribution of the 33 Fresh Market stores.

Note: SSS in local currency, include the effect of conversions and the calendar effect of -0.3% during 4Q24 and 0.0% in 2024.

Argentina: On December 12, 2023, the Argentinian government announced economic measures including the devaluation of the Argentinian peso to 800 pesos per dollar around 50%. The accounting methodology calculates intermediate periods as the difference of accumulated periods (4Q23 = FY23 – 9M23). For that reason, 4Q23 results included negative top line affecting the comparable base.

The operation in Argentina contributed 7% on Consolidated Retail Sales and results in Colombian Pesos included a -429.4% FX effect during 4Q24.

Net Revenue in Argentina was COP $457,647 M (-10.1% in local currency) and Retail Sales were COP $437,752 M (-9.6% in local currency and -7.3% in SSS) during 4Q24. Last-12-month inflation as of December was of 117.8% according to INDEC, which compares to the 211.4% level reported during the same period last year. During 2024, net sales and SSS grew, in local currency, 61.2% and 38.7% respectively, versus the same period last year. During the year retail sales was affected by lagged consumption and the macroeconomic adjustments to address high inflation.

During 2024 omni-channel sales grew +77.8%, 2.8% share on total sales, and real state had a resilient performance (+90.6% growth in local currency) from improved commercial trends and strong occupancy levels (94.6%).

Note: SSS in local currency, include the effect of conversions and the calendar effect of 0.9% during 4Q24 and 0.3% in 2024.

III.	Operating Performance

Note: The Colombia perimeter includes Almacenes Éxito S.A. and its subsidiaries. Consolidated data in COP includes the FX effect (11.9% at top line and -5.4% at Recurring EBITDA in 4Q24 and -2.3% and -2.8% in 2024, respectively. Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non-recurring operational income (expense).

Consolidated Gross Profit increased by 18.3% (+4.8% excluding FX) during 4Q24 and margin reached 25.8% (+47 bps) as percentage of Net Revenue, compared to the same period last year from gains in Uruguay and gradual recovery in Colombia thanks to advances in the commercial strategy, quarterly result allowed reduce full year gap, gross margin in 2024 landed at 25.3% and grew+2.0% (+5.3% excluding the FX effect).

●	Gross Profit in Colombia grew by 7.3% to a margin of 23.6% (+57 bps) during 4Q24 as percentage of Net Revenue. End of the year dynamism contributed to revenue growth, as well as complementary businesses performance, partially compensating 1H24 slow consumption. 2024 gross profit increased 1.1% to a margin of 22.1% (-34 bps) as percentage of Net Revenue. Amidst a recovery year with macroeconomic challenges, net revenue grows above expenses growth

●	Gross Profit in Uruguay increased by 4.7% during 4Q24 (+6.6% in local currency) and margin rose to 35.6% (+11 bps) as percentage of Net Revenue. During 2024, Gross Profit grew by 7.7% in local currency to a margin of 36.2%, annual margin gains +58 bps vs last year and reflected solid sales evolution driven by commercial dynamic, added to efficiencies in logistic costs, supplier negotiation and cost control.

●	Gross Profit in Argentina reduced by -18.5% during 4Q24 in local currency to a 25.0% margin (-258 bps) as a percentage of Net Revenue. Along the year gross profit landed at 29.7% margin (-452bps), the contraction in the margin during the year reflects the inflationary and lower consumption trend and price investment.

Consolidated Recurring EBITDA1 reached COP $638,210 M during 4Q24 (+21.1%; +28.0% when excluding FX) compared to the same period last year, expenses dilution and margin improvement in Colombia and Uruguay contributed to a +42 bps increase in recurring EBITDA1 margin reaching 10.1% as percentage of Net Revenue. During 2024 Recurring EBITDA reached COP $1,624,435 M to a 7.4% margin, reflected changing trend in Colombia during 2H24, solid performance in Uruguay and expenditures efficiencies across the region allowing a stable margin vs 2023 in SG&A, despite the inflation, index and wages pressures of the year.

Note: (1) Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non-recurring operational income (expense)

Colombia: Recurring EBITDA increased 30.5% during 4Q24 compared to the same period last year and margin was 11.3% (+223 bps) as percentage of Net Revenue. SG&A decreased by 5.9%, despite inflation and the double-digit minimum wage increase, thanks to internal efficiency plans on cost and expense’s structure. 2H24 levels showed a better trend vs 1H24 aided by the savings plans and early positive results from commercial activities. Recurring EBITDA increased by 4.7% during 2024 compared to the same period last year with a margin of 7.3% (+14 bps) as percentage of Net Revenue.

Note: Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non-recurring operational income (expense).

Uruguay: Recurring EBITDA increased 20.7% (+22.9% in local currency) during 4Q24 compared to the same period last year, to a 12.2% margin (+164 bps) as percentage of Net Revenue reflecting efficiencies on SG&A (+115 bps). Recurring EBITDA increased 3.2% (+13.5% in local currency) during 2024 compared to the same period last year, to a 11.4% margin (+76 bps) as percentage of Net Revenue, expansion of the recurring EBITDA margin from the outcome derived from the evolution of the gross margin. Uruguay operation continued as the most profitable business unit of the group.

Argentina: Recurring EBITDA reflected a top line affected by necessary macroeconomic adjustments to address high inflation, lower consumption, price investment, inflationary pressures on cost and expenses mainly labour cost and the FX effect, -6.6% margin (-268 bps) as percentage of Net Revenue in 4Q24. During 2024 compared to the same period last year, margin decreased -675 bps to a -2.1% as percentage of Net Revenue, a year strongly impacted by lower sales evolution, lower gross margins, higher SG&A and the impact of the strong devaluation during 2023

IV.	Group Net Result

The Company reported a net result of COP $146,117 M during the 4Q24, quarterly result reflected advances in commercial strategy and particularly the operational improvement of retail operations from Colombia and Uruguay partially offset by operating performance in Argentina affected by macroeconomic adjustments along the year

The positive variation of TUYA share of profit explained by lower provisions due to improvement in non-performance loans, partially compensates the negative variation from the income tax and non-recurring expenses

Note: Consolidated data include results from Colombia, Uruguay and Argentina, eliminations, and the FX effect (11.9% at Net Revenue and -5.4% at recurring EBITDA in 4Q24).

During 2024, the Company reported a net result of COP $54,786 M, derived from:

●	Lower operation contribution from consumption deceleration across the region, inflationary pressures and macroeconomic adjustments in Argentina

●	Higher non-recurring expenses explained by the restructuring process in Colombia, and

●	Positive effect of TUYA share of profit

Note: Consolidated data include results from Colombia, Uruguay and Argentina, eliminations, and the FX effect (-2.3% at Net Revenue and -2.8% at recurring EBITDA in 2024).

Earnings per Share (EPS)

●	Diluted EPS was COP $112.6 per common share in 4Q24 compared to the COP $91.5 reported in the same quarter last year. Diluted EPS was COP $42.2 per common share during 2024, compared to the COP $97.1 reported in 2023.

V.	CapEx and Expansion

CapEx

●	Consolidated Capital Expenditures during 2024 reached COP $331,958 M, of which 74% was allocated to expansion, innovation, omni-channel and digital transformation activities during the period, and the remainder, to maintenance and support of operational structures, IT systems updates and logistics.

Food Retail Expansion

●	In 2024, Grupo Éxito totalled 35 stores from openings, reforms, conversions, and refurbishments (31 in Colombia, 3 in Uruguay and 1 in Argentina). The Company totalled 623 food retail stores, geographically diversified as follows: 497 stores in Colombia, 99 in Uruguay and 27 in Argentina, and consolidated selling area reached 1.03 M square meters. The store count did not include the 2,502 allies (+1,835 LTM) in Colombia.

●	In line with the company’s strategy, aiming for efficiencies to increase profitability, during the fourth quarter of 2024, 12 stores were closed in Colombia.

VI.	Cash and debt at holding[1] level

Note: Numbers expressed in long scale, COP billion represent 1,000,000,000,000. (1) Holding: Almacenes Éxito S.A results without Colombia or international subsidiaries. (2) Free cash flow (FCF) = Net cash flows used in operating activities + Net cash flows used in investing activities + Variation of collections on behalf of third parties + Lease liabilities paid + Interest on lease liabilities paid (using variations for the last 12 M for each line); cash flow re-expressed in line with the financial statements.

●	Positive free cash flow when excluding the impact of working capital changes due to the cancellation of the factoring operation

●	Net Financial debt impacted by cancellation of special factoring operations to reduce financial cost and operational performance reflected the improved result of the 4Q24 compensated for the challenging 9M24

●	Partially offset by:

●	Higher dividends received from Uruguay.

●	Effective working capital strategy mainly in inventories and management of accounts payables, and

●	Focus on efficiencies and optimization of investments to prioritize cash availability.

VII.	Conclusions

●	The strong quarterly consolidated performance drove full year recurring EBITDA to a stable level vs 2023 and positive net results, driven by end of the year consumption dynamism, cost and expenses efficiencies.

●	Consistent deployment of commercial strategy around conversions, assortment improvement and strong saving initiatives to customers.

●	Colombia posted a double-digit recurring EBITDA margin in 4Q24 (11.3%) driven by advances in commercial strategy to boost revenues (+4.7% in 4Q24) and cost/expenses efficiencies (-5.9% in expenses). Annual recurring EBITDA grew by +4.7% to7.3% margin.

●	Solid omni-channel performance in Colombia boosted by food and non-food sales reaching 6.1 M orders during 4Q24. 2024 reached 14.7% share on sales, growing +6.5%.

●	Consistent real estate contribution to the result with VM Recurring EBITDA +11.9% growth in 2024. After the new IKEA store and Jardín Nómada opening, Viva Envigado remains as the largest shopping center in Colombia.

●	Uruguay, the group’s most profitable operation, achieved double-digit EBITDA growth during 4Q24 in LC (+22.9%) supported by consistent Fresh market stores performance and effective cost/expenses management.

●	Results in Argentina impacted by macroeconomic adjustments to address high inflation and 2023 devaluation. Resilient real estate performance with occupancy levels of 94.6%.

●	As of February 14th, the Board of Directors approved the voluntary discontinuation of the BDR program. The decision is aligned with the termination of the ADRs program effective on January 21st, with the purpose to concentrate the liquidity of its securities in Colombia and maximize returns to all its shareholders.

VIII.	Conference Call and Webcast

Almacenes Éxito S.A.

(BVC: EXITO/ NYSE: EXTO / B3: EXCO32)

Will host a conference and cordially invites you to discuss the Company´s Fourth Quarter 2024 Results Conference Call

Date: Thursday, February 27, 2025

Time:   9:00 a.m. Eastern Time

  9:00 a.m. Colombia Time

Presenting for Grupo Exito:

Juan Carlos Calleja, Chief Executive Officer

Carlos Mario Giraldo, General Manager Colombia

Ivonne Windmuller, Chief Financial Officer | IRO

To access this call, please click here: Join Microsoft Teams Meeting

Almacenes Éxito S.A. will report its Fourth Quarter 2024 Earnings on Wednesday, February 26, 2025, after the market closes

4Q24 results will be accompanied by a presentation that will be available on the company’s website at www.grupoexito.com.co under “Shareholders and Investors” on the following link: https://www.grupoexito.com.co/en/financial-information

Upcoming Financial Publications

First Quarter | 2025 Earnings Release – May 14

IX.	Appendices

Notes:

●	Numbers expressed in long scale, COP billion represent 1,000,000,000,000.

●	Growth and variations expressed in comparison to the same period last year, except when stated otherwise.

●	Sums and percentages may reflect discrepancies due to rounding of figures.

●	All margins calculated as percentage of Net Revenue.

●	Percentages represent relative proportions, and as such they cannot be directly added or subtracted from each other because they are not absolute numeric values.

Glossary:

●	Colombia results: consolidation of Almacenes Éxito S.A. and its subsidiaries in the country.

●	Consolidated results: Almacenes Éxito results, Colombian and international subsidiaries in Uruguay and Argentina.

●	Adjusted EBITDA: Earnings Before Interest, Taxes, Depreciation, and Amortization plus Associates & Joint Ventures results.

●	EPS: Earnings Per Share calculated on an entirely diluted basis.

●	Financial Result: impacts of interests, derivatives, financial assets/liabilities valuation, FX changes and other related to cash, debt, and other financial assets/liabilities.

●	Free cash flow (FCF) = Net cash flows used in operating activities plus Net cash flows used in investing activities plus Variation of collections on behalf of third parties plus Lease liabilities paid plus Interest on lease liabilities paid (using variations for the last 12 M for each line); cash flow re-expressed in line with the financial statements.

●	CAGR: Compound Annual Growth Rate

●	GLA: Gross Leasable Area.

●	GMV: Gross Merchandise Value.

●	Holding: Almacenes Éxito results without Colombian and international subsidiaries.

●	Net Revenue: Total Revenue related to Retail Sales and Other Revenue.

●	Retail Sales: sales related to the retail business.

●	Other Revenue: revenue related to complementary businesses (real estate, insurance, travel, etc.) and other revenue.

●	Recurring EBITDA: Earnings Before Interest, Taxes, Depreciation, and Amortization Operating Profit adjusted by other non-recurring operational income (expense).

●	Recurring Operating Profit (ROI): Gross Profit adjusted by SG&A expense and D&A.

●	SSS: same-store-sales levels, including the effect of store conversions and excluding the calendar effect.

1.	Consolidated Income Statement

Note: Consolidated data include results from Colombia, Uruguay and Argentina, eliminations, and the FX effect of 11.9% at Net Revenue and -5.4% at Recurring EBITDA during 4Q24 and of -2.3% and -2.8%, respectively, during 2024. Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non-recurring operational income (expense). Adjusted EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization plus Associates & Joint Ventures results. EPS considers the weighted average number of outstanding shares (IAS 33), corresponding to 1,297,864,359 shares.

2.	Income Statement and CAPEX by Country

Notes: Consolidated results from Colombia, Uruguay and Argentina, eliminations and the FX effect of 11.9% and -2.3% at Net Revenue in 4Q24 and 2024, and -5.4% and -2.8% at Recurring EBITDA, respectively. Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non-recurring operational income (expense). The Colombia perimeter includes the consolidation of Almacenes Éxito S.A. and its subsidiaries in the country. Data in COP includes a -1.8% FX effect in Uruguay at Net Revenue and at Recurring EBITDA in 4Q24 and -9.1% in 2024 and -429.4% and -9.5% in Argentina, respectively, calculated with the closing exchange rate

3.	Consolidated Balance Sheet

in COP M	Dec 2024	Dec 2023	Var %
Assets	**17,554,555**	**16,339,761**	**7.4%**
Current assets	**5,456,605**	**5,283,091**	**3.3%**
Cash & Cash Equivalents	1,345,710	1,508,205	(10.8%)
Inventories	2,818,786	2,437,403	15.6%
Accounts receivable	659,705	704,931	(6.4%)
Assets for taxes	553,916	524,027	5.7%
Assets held for sale	2,645	12,413	(78.7%)
Others	75,843	96,112	(21.1%)
Non-current assets	**12,097,950**	**11,056,670**	**9.4%**
Goodwill	3,297,086	3,080,622	7.0%
Other intangible assets	400,714	366,369	9.4%
Property, plant and equipment	4,261,625	4,069,765	4.7%
Investment properties	1,828,326	1,653,345	10.6%
Right of Use	1,728,352	1,361,253	27.0%
Investments in associates and JVs	291,554	232,558	25.4%
Deferred tax asset	253,085	197,692	28.0%
Assets for taxes	-	-	0.0%
Others	37,208	95,066	(60.9%)
Liabilities	**9,539,043**	**8,917,952**	**7.0%**
Current liabilities	**7,197,560**	**7,144,623**	**0.7%**
Trade payables	4,408,479	5,248,777	(16.0%)
Lease liabilities	299,456	282,180	6.1%
Borrowing-short term	1,984,727	1,029,394	92.8%
Other financial liabilities	60,481	139,810	(56.7%)
Liabilities for taxes	119,210	107,331	11.1%
Others	325,207	337,131	(3.5%)
Non-current liabilities	**2,341,483**	**1,773,329**	**32.0%**
Trade payables	22,195	37,349	(40.6%)
Lease liabilities	1,684,788	1,285,779	31.0%
Borrowing-long Term	273,722	236,811	15.6%
Other provisions	14,068	11,630	21.0%
Deferred tax liability	304,235	156,098	94.9%
Liabilities for taxes	7,321	8,091	(9.5%)
Others	35,154	37,571	(6.4%)
Shareholder´s equity	**8,015,512**	**7,421,809**	**8.0%**

Note: Consolidated data include figures from Colombia, Uruguay, and Argentina.

4.	Consolidated Cash Flow

Note: Consolidated data include figures from Colombia, Uruguay, and Argentina.

5.	Almacenes Éxito[1] Income Statement

Holding: Almacenes Éxito results without Colombian subsidiaries. Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non-recurring operational income (expense).

6.	Almacenes Éxito[1] Balance Sheet

in COP M	Dec 2024	Dec 2023	Var %
Assets	**13,904,222**	**13,580,684**	**2.4%**
Current assets	**3,971,573**	**4,015,527**	**(1.1%)**
Cash & Cash Equivalents	856,675	980,624	(12.6%)
Inventories	2,230,260	1,993,987	11.8%
Accounts receivable	314,534	436,942	(28.0%)
Assets for taxes	495,669	496,180	(0.1%)
Others	74,435	107,794	(30.9%)
Non-current assets	**9,932,649**	**9,565,157**	**3.8%**
Goodwill	1,453,077	1,453,077	0.0%
Other intangible assets	171,861	190,346	(9.7%)
Property, plant and equipment	1,861,804	1,993,592	(6.6%)
Investment properties	64,177	65,328	(1.8%)
Right of Use	1,525,968	1,556,851	(2.0%)
Investments in subsidiaries, associates and JVs	4,653,658	4,091,366	13.7%
Others	202,104	214,597	(5.8%)
Liabilities	**7,215,710**	**7,480,007**	**(3.5%)**
Current liabilities	**5,591,365**	**5,692,731**	**(1.8%)**
Trade payables	3,129,255	4,144,324	(24.5%)
Lease liabilities	315,308	290,080	8.7%
Borrowing-short term	1,553,175	578,706	168.4%
Other financial liabilities	161,672	149,563	8.1%
Liabilities for taxes	108,668	100,449	8.2%
Others	323,287	429,609	(24.7%)
Non-current liabilities	**1,624,345**	**1,787,276**	**(9.1%)**
Lease liabilities	1,443,071	1,481,062	(2.6%)
Borrowing-long Term	128,672	236,812	(45.7%)
Other provisions	13,843	11,499	20.4%
Others	38,759	57,903	(33.1%)
Shareholder´s equity	**6,688,512**	**6,100,677**	**9.6%**

(1)	Holding: Almacenes Éxito Results without Colombian or international subsidiaries.

7.	Debt by country, currency, and maturity

Note: The Colombia perimeter includes the consolidation of Almacenes Éxito S.A. and its subsidiaries in the country. 1) Debt without contingent warranties and letters of credit. (2) Holding gross debt issued 100% in Colombian Pesos with an interest rate below IBR3M + 2.0%, debt at the nominal amount. IBR 3M (Indicador Bancario de Referencia) – Market Reference Rate: 9.25%; other collections included, and positive hedging valuation not included. (3) Debt at the nominal amount.

8.	Stores and Selling Area

Note: The store count does not include the 2,502 allies in Colombia.

9.	Accounts reconciliation

Exchange Rates effects on results

4Q24

Net Revenue	Growth in LC	Growth in COP	FX effect
Uruguay	6.3%	4.4%	-1.8%
Argentina	-10.1%	-396.0%	-429.4%
Consolidated	3.8%	16.1%	11.9%

Recurring EBITDA	Growth in LC	Growth in COP	FX effect
Uruguay	22.9%	20.7%	-1.8%
Argentina	50.8%	-596.6%	-429.4%
Consolidated	28.0%	21.1%	-5.4%

FY24

Net Revenue	Growth in LC	Growth in COP	FX effect
Uruguay	5.9%	-3.7%	-9.1%
Argentina	62.2%	46.8%	-9.5%
Consolidated	6.0%	3.6%	-2.3%

Recurring EBITDA	Growth in LC	Growth in COP	FX effect
Uruguay	13.5%	3.2%	-9.1%
Argentina	-171.7%	-164.9%	-9.5%
Consolidated	2.0%	-0.9%	-2.8%

Note: Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non-recurring operational income (expense). Consolidated data in COP includes a -1.8% FX effect in Uruguay at Net Revenue and at Recurring EBITDA and -429.4% in Argentina, respectively during 4Q24 and a -9.1% FX effect in Uruguay at Net Revenue and at Recurring EBITDA and -9.5% in Argentina, respectively during 2024 calculated with the closing exchange rate. FX impacts are calculated as a devaluation between currencies resulting in a percentage. Percentages represent relative proportions, and as such they cannot be directly added or subtracted from each other because they are not absolute numeric values.

Free Cash Flow Effects on Results

Recurring EBITDA and Adjusted EBITDA

Note: Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non-recurring operational income (expense). Data in COP includes a -1.8% FX effect in Uruguay at Net Revenue and at Recurring EBITDA and -429.4% in Argentina, respectively during 4Q24 and a -9.1% FX effect in Uruguay at Net Revenue and at Recurring EBITDA and -9.5% in Argentina, respectively during 2024 calculated with the closing exchange rate

Recurring Income of the Real Estate Business

Net Revenue and Recurring EBITDA of Viva Malls in Colombia

Note: Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non-recurring operational income (expense).

Note on Forward-Looking Statements

This document contains certain forward-looking statements based on data, assumptions, and estimates, that the Company believes are reasonable; however, it is not historical data and should not be interpreted as guarantees of its future occurrence. The words “anticipates”, “believes”, “plans”, and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations, expectations in connection with the company’s ESG plans, initiatives, projections, goals, commitments, expectations or prospects, including ESG-related targets and goals, are examples of forward-looking statements. Although the Company’s management believes that the expectations and assumptions on which such forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements.

Grupo Éxito operates in a competitive and rapidly changing environment; therefore, it is not able to predict all the risks, uncertainties or other factors that may affect its business, their potential impact on its business, or the extent to which the occurrence of a risk or a combination of risks could have results that are significantly different from those included in any forward-looking statement. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements, or that could contribute to such differences, include, without limitation, the risks and uncertainties set forth under the section “Item 3. Key Information – D. Risk Factors” in the Company’s registration statement on Form 20-F filed with the Securities and Exchange Commission on April 30, 2024.

The forward-looking statements contained in this document are made only as of the date hereof. Except as required by any applicable law, rules or regulations, Grupo Éxito expressly disclaims any obligation or undertaking to publicly release any updates of any forward-looking statements contained in this press release to reflect any change in its expectations or any change in events, conditions, or circumstances on which any forward-looking statement contained in this document is based.

Reconciliations of the non-IFRS financial measures webcast are included at the appendices.

‘The Issuers Recognition -IR granted by the Colombian Stock Exchange is not a certification about the quality of the securities listed at the BVC nor the solvency of the issuer’.

IR and PR contacts

Ivonne Windmuller.
Chief Financial Officer | IRO
+57 (604) 6049696 Ext 306560
iwindmuller@grupo-exito.com
Cra 48 No 32 B Sur 139, Envigado, Colombia

Claudia Moreno B.

PR and Communications Director

+(57) 604 96 96 ext. 305174

claudia.moreno@grupo-exito.com

Cr 48 No. 32B Sur – 139 – Envigado, Colombia

Company Description

Grupo Éxito is the leading food retail platform in Colombia and in Uruguay and has a relevant presence in the north-east of Argentina. The Company´s great capacity to innovate, has allowed it to transform and adapt quickly to new consumer trends and increased its competitive advantages supported by the quality of its human talent.

Grupo Éxito leads omni-channel in the region and has developed a comprehensive ecosystem focused on the omni-client, to whom it offers the strength of its brands, multiple formats and a wide range of channels and services to facilitate their shopping experience.

The diversification of its retail revenue through traffic and asset monetization strategies, has allowed Grupo Éxito to be a pioneer in offering a profitable portfolio of complementary businesses, such as, its real estate with shopping centers in Colombia and Argentina and financial services such as credit card, virtual wallet, and payment networking. The Company also offer other businesses in Colombia, such as travel, insurance, mobile and money transfers.

In 2019, Grupo Éxito officially launched its Digital Transformation strategy and has consolidated a powerful platform with well-recognized websites exito.com and carulla.com in Colombia, devoto.com and geant.com in Uruguay, and hiperlibertad.com in Argentina. Moreover, the Company offers click and collect services, digital catalogues, home delivery and growing channels such as Apps and Marketplace, through which Grupo Éxito has achieved an impressive digital coverage in the countries where it operates.

In 2024, consolidated Net Revenue reached COP $21.9 billion driven by strong retail execution, successful omni-channel strategy in the region and innovation in retail models, as well as the implementation of the three major initiatives for the development of its Colombian operation: brand unification, assortment expansion and savings levers. The Company operated 623 stores through multi-formats and multi-brands: hypermarkets under Éxito, Geant and Libertad brands; premium supermarkets with Carulla, Disco and Devoto; proximity under Carulla and Éxito, Devoto and Libertad Express brands. In low-cost formats, the Company operates banners Surtimax, Super Inter and Surtimayorista in Colombia and Mini Mayorista in Argentina.

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